Exhibit 99.1

Alcanna Inc. Completes $27.6 Million Secondary Bought Deal
Offering by Aurora Cannabis Inc.

NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES FOR DISSEMINATION IN THE UNITED STATES

EDMONTON, Alberta, June 24, 2020 – Alcanna Inc. (the “Company”) (TSX: CLIQ) and Aurora Cannabis Inc. (“Aurora”) (NYSE/TSX: ACB) jointly announce the successful closing of the Company's secondary offering of 9,200,000 common shares of the Company (the “Offered Shares”) held by an indirect, wholly-owned subsidiary of Aurora (the “Selling Shareholder”) at a price of $3.00 per Offered Share by way of short form prospectus for total gross proceeds to the Selling Shareholder of approximately $27.6 million (the “Offering”). No common shares of the Company (the “Common Shares”) were sold from treasury pursuant to the Offering. The net proceeds from the Offering were paid directly to the Selling Shareholder, and the Company did not receive any proceeds from the Offering.

The Offering was made through a syndicate of underwriters on a bought deal basis led by Cormark Securities Inc., and including AltaCorp Capital Inc. and CIBC World Markets Inc. (collectively, the "Underwriters"). The Underwriters were not granted an over-allotment option in connection with the Offering.

As a result of the closing of the Offering, neither Aurora nor the Selling Shareholder beneficially own, control or exercise direction over any Common Shares. Aurora also surrendered for cancellation 1,750,000 Common Share purchase warrants (the "Pro Rata Warrants") previously issued to the Selling Shareholder for no consideration. Upon their exercise at $15.00 per Pro Rata Warrant, the Pro Rata Warrants provided the Selling Shareholder with the ability to maintain its pro rata equity ownership in the Company upon the conversion into Common Shares of any of the Corporation’s outstanding convertible unsecured subordinated 4.70% debentures due January 31, 2022. Alcanna, Aurora and the Selling Shareholder also amended the investor rights agreement dated February 14, 2018 between the parties to terminate certain provisions of such agreement that had expired or provided Aurora and such Selling Shareholder with certain rights that were intended to be based on the continued ownership of the Offered Shares.

No securities regulatory authority has either approved or disapproved of the contents of this press release. This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. This press release does not constitute an offer of securities for sale in the United States.

This press release is issued by Aurora and the Selling Shareholder pursuant to the early warning requirements of National Instrument 62-103, which also requires a report to be filed containing additional information with respect to the foregoing matters (the “Early Warning Report”). A copy of the Early Warning Report will appear under Alcanna’s profile on the SEDAR website at www.sedar.com

ABOUT ALCANNA

Alcanna is one of the largest private sector retailers of alcohol in North America and the largest in Canada by number of stores – operating 231 locations in Alberta and British Columbia. The Company also operates 31 cannabis retail stores under the “Nova Cannabis” brand, with 30 locations in the Province of Alberta and one in the Province of Ontario. Alcanna's common shares and convertible subordinated debentures trade on the Toronto Stock Exchange under the symbols "CLIQ" and "CLIQ.DB", respectively. Additional information about Alcanna Inc. is available at www.sedar.com and the Company’s website at www.alcanna.com.

ABOUT AURORA

Aurora is a global leader in the cannabis industry serving both the medical and consumer markets. Headquartered in Edmonton, Alberta, Aurora is a pioneer in global cannabis dedicated to helping people improve their lives. Aurora's presence spans 25 countries across 5 continents with a brand portfolio that includes Aurora, Aurora Drift, San Rafael '71, Daily Special, AltaVie, MedReleaf, CanniMed, Whistler, and ROAR Sports. Providing customers with innovative, high-quality cannabis and hemp products, Aurora's brands continue to break through as industry leaders in the medical, performance, wellness and recreational markets wherever they are launched. For more information, please visit our website at www.auroramj.com.

Aurora's common shares trade on the TSX and NYSE under the symbol "ACB", and is a constituent of the S&P/TSX Composite Index.

For further information please contact:

For Alcanna:

David Gordey

Executive Vice President, Corporate Services and Chief Financial Officer

(780) 497-3262

For Media - Aurora:	For Investors - Aurora:
Michelle Lefler	ICR, Inc.
VP, Communications & PR	Investor Relations
media@auroramj.com	aurora@icrinc.com